# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DallasNews Corp, CIK 0001413898
CUSIP: 235050101
Title of class of securities: common series A
Address of issuer's principal executive offices: 1954 COMMERCE STREET, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 07/11/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-003205
Filed by CIK 0002028823

## Reporting persons
- Covista Capital Corp.: type of reporting person: investment adviser (IA); citizenship or place of organization: British Columbia Canada (A1); sole voting power 235,000; shared voting power 0; sole dispositive power 235,000; shared dispositive power 0; aggregate amount beneficially owned 235,000 (4.96% of the class)

## Item 1. Issuer
Name of issuer: DallasNews Corp
Address of issuer's principal executive offices: 1954 COMMERCE STREET, DALLAS, TEXAS 75201

## Item 2. Person Filing
Name of person filing: Covista Capital Corp.
Address of principal business office or, if none, residence:
915 - 355 BURRARD ST
VANCOUVER, British Columbia, Canada
V6C2G8
Citizenship: Covista Capital Corp. - BRITISH COLUMBIA, CANADA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Fund Manager

## Item 4. Ownership
Amount beneficially owned: 235,000
Percent of class: 4.96
Sole power to vote or to direct the vote: Covista Capital Corp. - 235,000
Shared power to vote or to direct the vote: Covista Capital Corp. - 0
Sole power to dispose or to direct the disposition: Covista Capital Corp. - 235,000
Shared power to dispose or to direct the disposition: Covista Capital Corp. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Canada is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Covista Capital Corp.: Rann Cannon, Rann Cannon/CIO (07/15/2025)